AMENDED SCHEDULE A

DATED OCTOBER 18, 2022

TO

INVESTMENT ADVISORY AGREEMENT

DATED DECEMBER 1, 2019

BETWEEN

ULTIMUS MANAGERS TRUST

AND

Q3 ASSET MANAGEMENT CORPORATION

Name of Fund	Fee*
Q3 All-Season Sector Rotation Fund	1.00%
Q3 All-Season Tactical Fund	1.00%
Q3 All-Season Active Rotation ETF	0.65%

* As a percent of average daily net assets. Note, however, that the Adviser shall have the right, but not the obligation, to voluntarily waive any portion of the advisory fee from time to time.

In Witness Whereof, the parties hereto have caused this Agreement to be executed as of the day and the year first written above.

Ultimus Managers Trust, on behalf of the Fund listed on Schedule A	Q3 Asset Management Corporation
By: /s/Todd E. Heim	By: /s/ Brad Giaimo
Name: Todd E. Heim Title: President	Name: Brad Giaimo Title: Principal